

April 27, 2015

Via E-mail
Ning Tang
Executive Chairman of the Board of Directors
Yirendai Ltd.
4/F, Building 2A, No. 6 Lang Jia Yuan
Chaoyang District, Beijing 100022
The People's Republic of China

  Re: Yirendai Ltd.
     Amendment No. 1 to
     Draft Registration Statement on Form F-1
     Submitted April 13, 2015
     CIK No. 0001631761

Dear Mr. Tang:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. We note your response to comment 2. Please explain to us in greater detail how you ensure that your online marketplace does not facilitate investments by investors located in the United States. For example, please address in your response whether a PRC citizen transiently visiting the United States would be prohibited from participating in loan transactions on your platform, including offers and sales of loans in your secondary loan market.

Our Industry, page 2

2.   We note your response to comment 7. To help provide context for investors regarding your use of data for the United States market, please revise to disclose your belief that the United States market provides a good proxy for the way in which China's consumer finance market will develop and explain the basis for the same, as you have done in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates – Allowance for uncollectible accounts receivable, page 83

3.   We note your response to comments 19 and 29 and the revised disclosures made on pages 84 and 112. Your revised disclosure on page 84 states that starting from January 1, 2015, you have established an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific clients when specific collection issues are identified. Please address the following:

•   Revise to clarify whether your methodology applies ASC 310-10-35, ASC 450-20, or both.

•   As it relates to your determination of any general reserve pursuant to ASC 450-20, please significantly enhance your disclosure to address how receivables with similar characteristics are grouped to be collectively evaluated (e.g., specifically address the different proprietary grades discussed in response to comment 29 as well as loan type, past-due status, and other risks).

•   Enhance your discussion of allowance for uncollectible accounts receivable process to include as appropriate but not limited to: how loss rates are determined (e.g., historical loss rates adjusted for environmental factors or migration analysis); detailed descriptions of qualitative factors considered (e.g., industry, geographical, economic, and political factors); and the interplay between your allowance methodology and the new credit enhancement services in the form of a risk reserve fund.

Business

Superior user experience, page 100

4.   We note your revised disclosure in response to comment 20. Please further revise to clarify and quantify, as applicable, the parameters that iResearch used to identify the industry peers having "significant transaction value," "well-known brand names," and a "meaningful number of participants".

Continue to define industry best practices in China, page 101

5.   We note your revised disclosure in response to comment 21. Please further revise the prospectus to disclose that when the China Guangfa Bank arrangement becomes operational, the company does not expect the service fees to be paid will account for a material portion of its total operating costs and expenses, as indicated in your response letter.

Proprietary Credit Scoring Model..., page 110

6.   Please revise the table at the bottom of page 111 to clarify what you mean by the following terms, with quantification of any relevant parameters:
    • premium credit card holder;
    • high income;
    • healthy purchasing pattern;
    • healthy credit card behavior;
    • stable purchasing pattern;
    • stable credit card behavior; and
    • selected industries.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

7.   We note your disclosure in various parts of the filing including pages 5, 28 and 74 that you have completed your carve-out from CreditEase in the first quarter of 2015, and all of your online consumer finance marketplace business is carried out by your own subsidiaries and consolidated variable interest entity. Based on the above it appears that the reorganization referenced in the preface to the to-be-issued audit report is complete. Please revise your filing to include a signed and unrestricted audit report or tell us why such a report is not required.

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities, page F-8

8.   We note your response to comment 38, and specifically with respect to the control of CreditEase your conclusion that Mr. Ning Tang controls the board of directors, which is the governing body of CreditEase, and therefore controls CreditEase under the voting interest consolidation model. In order for us to more fully understand your analysis and conclusion in this regard, please describe for us in more detail the process you went through, including the significant judgments and assumptions you made, in determining that Mr. Ning Tang controlled CreditEase despite holding 43%, or less than a majority, of the voting interest considering the guidance in ASC 810-10-15-8. Also refer to ASC

810-10-25 and tell us how you evaluated the rights of the remaining shareholders holding 57% of the outstanding voting power of CreditEase and the preferred directors in determining whether any of these rights might affect Mr. Tang's ability to direct or control CreditEase under the voting interest consolidation model.

Note 2. Summary of Significant Accounting Policies – Basis of Consolidation, page F-10

9.   We note your response to comment 40 and the revised disclosures made on page F-13. Given your disclosure in various parts of the filing that you have completed your carve-out from CreditEase in the first quarter of 2015 please revise to include, either in Note 2 or in a subsequent event footnote the information requested in our comment 40 or tell us why such disclosure is not required.

10.   We note your response to comment 41 and the added quantitative information for your consolidated VIE, Heng Cheng, on page F-13. Based on the presented financial statement amounts and balances, compared with your disclosure on page F-10 that you conduct the majority of your activities in PRC through Heng Cheng, please tell us why the presented amounts for Heng Cheng are significantly different than those presented in your consolidated financial statements.

11.   We further note your disclosure on page F-8 in Note 1 that in the reorganization CreditEase transferred the Yirendai Business to the Group. Given your disclosure in various parts of the filing that you have completed your carve-out from CreditEase in the first quarter of 2015, please tell us and revise to clarify if the Yirendai Business was substantively transferred to the consolidated operating VIE, Heng Cheng. If not, please tell us the various entities in the Group to whom the Yirendai Business was transferred from CreditEase.

You may contact Benjamin Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich King
Assistant Director

cc: Yu Cong
       Z. Julie Gao, Esq.